First Trust Real Assets Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

April 29, 2022

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Holly Hunter-Ceci

Re:	First Trust Real Assets Fund
File Nos. 333-261593; 811-23763

Dear Ms. Hunter-Ceci:

The following responds to the comments you provided via email on January 7, 2022 in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register First Trust Real Assets Fund (the “Fund” or “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General Comments

1.       Comment: We note that the registration statement is missing substantial information. Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.

Response: The Registrant confirms that all missing information and all exhibits will be filed in a pre-effective amendment to the Registration Statement. The Registrant further acknowledges that the Staff may have additional comments after such information and exhibits are provided.

2.       Comment: Please tell us if any test the waters materials have been presented to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Registrant confirms that it has not presented any “test-the-water” materials to potential investors in connection with this offering.

3.       Comment: We note the Fund’s intention to conduct a continuous offering at net asset value and the repurchase-related requirements imposed by rule 23c-3 under the Investment Company Act arising from the Fund’s election to be an interval fund. The Fund’s strategy contemplates investments in Private Funds and REITs whose portfolios, as indicated on page 33, “may include investments that are difficult to value and that may only be able to be disposed of at substantial discounts or losses.” With a view to enhanced disclosure under Calculation of Net Asset Value, please explain the process and information considered when valuing Private Funds and REITs (including sub-REITs) on a daily basis for the purpose of selling and repurchasing Fund shares. Please explain what happens if a Private Fund adjusts its valuation after the Fund used the Private Fund’s prior valuation for the Fund’s net asset value calculation.

Response:  We respectfully acknowledge your comment. The Registrant believes the disclosure addresses: (a) the process and information considered when valuing Private Funds and REITs on a daily basis; and (b) what happens if a Private Fund adjusts its valuation after the Fund has calculated its net asset value. The Registrant has added sub-headings in the “Calculation of Net Asset Value” section to make the disclosure more clear.

4.       Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement. In this regard:

a.    We note that the registration statement discloses in several places that the Fund has received an order to operate as a multi-class fund, but no such order has been issued. Please advise us of the Fund’s plans to seek such an order. In addition, throughout the registration statement, please disclose that the other class presented (Class A or I Shares) is not available for investment and delete disclosure stating that the Fund has received an exemptive order.

b.   Please advise us whether the Fund plans to seek an exemptive order with respect to the Managed Distribution Policy.

Response:  The Registrant has advised that it intends to submit an exemptive application pursuant to Sections 17(d) and 57(i) of 1940 Act and Rule 17d-1 thereunder, permit it to participate in certain negotiated investments alongside other funds managed by the Investment Adviser or certain of its affiliates outside the parameters of Section 17 of the 1940 Act. The Registrant confirms that it has not submitted, and does not expect to submit, any other exemptive applications or no-action requests in connection with its registration statement.

(a) The Registrant has advised that it intends to rely upon and comply with the terms of an existing exemptive order under the 1940 Act granted to other funds managed by the Fund’s investment adviser to operate as a multi-class fund. The Registrant respectfully notes that prior to a change in name, the Registrant’s investment adviser, First Trust Capital Management L.P. (the “Adviser”), was known as Vivaldi Asset Management, LLC (“Vivaldi”). (See. The Relative Value Fund et al. (File No. 812-14683) Investment Company Act Release No. 32884 (October 26, 2017) (notice) and 32904 (November 21, 2017) (order)) (the “Multi-Class Exemptive Order). That Multi-Class Exemptive Order as granted applied to “any continuously offered registered closed-end management investment company that may be organized in the future for which Vivaldi or any successor in interest to any such entity, acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934” and therefore applies to the Fund. Consequently, the Registrant declines to disclose that the other class presented (Class A or I Shares) is not available for investment and to remove the disclosure regarding the exemptive order in the Registration Statement.

(b) The Registrant has advised that it does not intend to have a Managed Distribution Policy or rely upon and comply with the terms of an existing exemptive order under the 1940 Act granted to other funds managed by the Fund’s investment adviser to have a Managed Distribution Policy. (See. Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC (File No. 812-14896) Investment Company Act Release No. 33147 (July 3, 2018) (notice) and 33185 (July 31, 2018) (order)) (the “Distribution Exemptive Order). Also, the Registrant has revised the disclosure in the Amendment to clarify that it intends to have a Level Distribution Policy.

Cover Page

5.       Comment: Please incorporate the following risks to the bolded bullet point list or explain to us why these risks are not appropriate:

a.	The amount of distributions that the Fund may pay, if any, is uncertain;

b.	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors; and

c.	An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [ ]% for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.

Response:  The Registrant has added the risks requested to the bolded bullet points to the cover page, with minor modifications.

6.       Comment: Under “Interval Fund,” please include a cross-reference to the prospectus sections that discuss the Fund’s repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response:  The Registrant has added the cross-reference, as requested.

Prospectus Summary

7.       Comment: Under Investment Objectives and Strategies, the disclosure states that the Fund may take temporary defensive positions and invest in cash equivalents, government securities or other short-term fixed income securities. Please disclose that taking a defensive position may not be possible given the illiquid nature of the Fund’s investments.

Response:  The Registrant declines to revise the disclosure as requested because the disclosure currently states that the Fund may take temporary defensive positions. However, to further clarify, the following disclosure has been added as the last sentence of the last paragraph of the aforementioned section: “The Investment Adviser may choose not to take such temporary positions, even in very adverse or volatile conditions.”

8.       Comment: Under “Distribution Policy,” we note that the Managed Distribution Policy and DRIP are only discussed in the Fund Summary. Please consider including a fuller description in the prospectus or relocating some of the disclosure. In addition, with respect to the DRIP, please disclose:

a.	How Shareholders can terminate participation in the DRIP and rights upon termination;

b.	If applicable, that a Shareholder holding shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP;

c.	The type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the DRIP; if a cash purchase plan option is available, any minimum or maximum investment required; and

d.	How the Fund will handle partial shares.

Response:  The Registrant has added a fuller description and moved some of the disclosure to the Prospectus. In addition, the Registrant advises the Staff that because the Fund’s shares are not traded on a national exchange, it does not believe that the requested additional disclosure is applicable to the Fund. As a result, the Registrant respectfully declines to revise its current disclosure.

9.       Comment: Under “Summary of Taxation,” we note the disclosure stating “the Fund may also invest, either directly or indirectly through a subsidiary of the Fund, in private Investment Funds treated as partnerships for U.S. tax purposes.” Please confirm supplementally that the subsidiary referenced refers to the Fund’s Sub-REITs and not the Subsidiary (i.e., the Cayman subsidiary) or another subsidiary.

Response:  The Registrant has removed the sentence from this section.

Fund Fees and Expenses

10.    Comment: Footnote 5 suggests that the Fund will leverage with borrowed funds. In the “Fund Summary” and “Investment Objectives and Strategies” sections, please disclose the anticipated extent of such borrowings, how the borrowings will be used, and the material terms of any agreements in place.

Response:  The Registrant confirms that the Fund will not employ financial leverage as part of the portfolio management strategy in the first year of operations; however, it may decide to use a line of credit for quarterly repurchases. Accordingly, footnote 5 has been removed.

Investment Objectives and Strategies

Investment Strategies and Overview of the Investment Process

11.    Comment: The disclosure in this section focuses on the types of investments the Fund will make, but provides no insight into how the Adviser will research and select investments or construct the portfolio as a whole. Please consider revising to explain the Adviser’s strategies and process rather than listing investment types.

Response:  The Registrant has revised the disclosure as requested. Please see Appendix A to this letter.

12.    Comment: The third sentence states that “Real asset companies include companies that own, operate or derive at least 50% of their profits or revenues from, or commit at least 50% of their assets to, real assets and activities related to real assets.” Please describe with specificity the “activities related to real assets” and how these activities are linked to “real assets” investments. In addition, please remove “without limitation” from the definition of real assets and disclose what makes an investment type “associated with real assets.”

Response:  We respectfully acknowledge your comment. The Registrant believes the disclosure addresses with specificity the activities related to real assets and how these activities are related to “real assets” investments. The Registrant has re-ordered the disclosure to clarify and has removed “without limitation” from the definition of real assets and the reference to investments “associated with real assets.”

13.    Comment: The disclosure on page 13 under “Private Funds” states that “The Private Funds may invest in properties located outside of the United States, including in any one non-U.S. country, which investments, in the aggregate, shall not exceed 50% of the Fund’s total assets.” Please reconcile this disclosure with the previous sentence, which notes that the Fund will not invest more than 15% of its assets in Private Funds, among other pooled investment vehicles. We may have further comments.

Response:  The Registrant has removed the sentence that states: “The Private Funds may invest in properties located outside of the United States, including in any one non-U.S. country, which investments, in the aggregate, shall not exceed 50% of the Fund’s total assets.” from this section.

14.    Comment: If the Investment Adviser or any of its affiliates will be entitled to any form of compensation in connection with the Sub-REITs (including structuring or management fees), please revise to disclose the nature and material terms of such compensation.

Response:  The Registrant confirms that neither the Investment Adviser or any of its affiliates will be compensated in connection with the Sub-REITs.

15.    Comment: The disclosure on page 14 under “Real Asset Securities” states that:

a.	“The Fund’s direct and indirect investments in the securities of non-U.S. issuers (excluding the Private Funds) shall not exceed in the aggregate 50% of the Fund’s total assets.” Please disclose this investment more prominently, including in the Fund Summary and in the first paragraph under Investment Strategies and Overview of Investment Process. Please also disclose whether there are specific countries or regions in which the Fund expects to invest. In this regard, we note the disclosure in the risk section re: emerging markets risk. In addition:

i.	If the Fund intends to principally invest in China, including A-Shares, please disclose this in the Fund’s principal investment strategy and as a principal risk; and

ii.	Please confirm in correspondence that the Fund will not principally invest in U.S. listed Chinese companies, including those that use a variable interest entity structure. If it intends to make such investments, please include appropriate principal investment strategy and risk disclosure. In this regard, please see, e.g., Chair Gary Gensler’s Statement on Investment Protection Related to Recent Developments in China (July 30, 2021). We may have additional comments.

b.	The Fund may invest up to 15% of its assets in high yield or “junk” bonds. Please disclose this investment more prominently, including in the Fund Summary and in the first paragraph under Investment Strategies and Overview of Investment Process.

Response:  The Registrant has revised the disclosure as requested in comments 15(a) and 15(b), including adding disclosure that the Fund’s investments in non-U.S. issuers will be primarily in developed markets located in Europe. The Registrant confirms that the Fund does not intend to principally invest in China or China A Shares. The Registrant further confirms that the Fund will not principally invest in U.S. listed Chinese companies, including those that use a variable interest entity structure.

16.    Comment: With respect to the Subsidiary:

a.	Please include the investment advisory agreement between the Subsidiary and the Investment Adviser as an exhibit to the registration statement, as it is a material contract;

b.	Please confirm that the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund have been disclosed;

c.	Please confirm that the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund have been disclosed;

d.	Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not;

e.	Please confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; and (2) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder; and

f.	Please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response:  The Registrant has not yet formed the Subsidiary because it does not intend to use the Subsidiary during the first year of operations.

The Registrant confirms the following statements:

a.	The investment advisory agreement between the Subsidiary and the Investment Adviser will be included as an exhibit to the registration statement once the Subsidiary is operational;

b.	The Subsidiary’s principal investment strategies and principal risks that constitute principal investment strategies and risks of the Fund have been disclosed in the Amendment;

c.	Please see response to b. above;

d.	The financial statements of the Subsidiary will be consolidated with those of the Fund after the Subsidiary is operational;

e.	Before the Subsidiary is operational, the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; and the Subsidiary and its board of directors agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder; and

f.	The Subsidiary will not be operational if the Subsidiary and its board of directors do not agree to designate an agent for service of process in the United States.

17.    Comment: Under “Precious Metals,” please disclose examples of “other minerals and chemical elements.” In addition, please describe how the Fund will obtain its exposure to precious metals (e.g., through its investment in the Subsidiary) in this section and in the “Precious Metals” risk section under “Principal Risks.”

Response:  The Registrant has updated the disclosure to reflect that other minerals and chemical elements include materials with economic value that are derived from natural sources, either directly or indirectly, such as non-precious metals (e.g., copper, zinc or iron ore) and fuels (e.g., oil, natural gas or coal). The Registrant confirms that the Fund will obtain its exposure to precious metals through the Subsidiary. Disclosure has been added in response to the Staff’s comment.

18.    Comment: In the second bullet under “The Subsidiary” on page 15, for clarity, please change “exchange-traded funds” to “exchange-traded products” if accurate.

Response:  The Registrant has updated the disclosure to reflect “exchange-traded products”.

Principal Risk Factors

Leverage Risk

19.    Comment: Please disclose that the management fee payable to the Investment Adviser will be higher when the Fund uses leverage than when it does not use leverage and that the Investment Adviser: 1) has a financial incentive to use leverage; and 2) will have a conflict of interest in determining whether to use or increase the use of leverage for the Fund. Please also explain how the Investment Adviser expects to manage this conflict of interest.

Response:  The Registrant has declined to add the requested disclosure because it does not intend to employ financial leverage as part of its portfolio management strategy during the first year of operations.

Liquidity Risk

20.    Comment: Please correct the multiple cross-references to “Quarterly Repurchases of Shares” in this paragraph and throughout the prospectus, as such section does not exist.

Response:  The Registrant has revised the cross-references as requested.

Repurchase Policy Risk

21.    Comment: We note that the Fund discloses that it may reserve some of its net assets in cash to finance Share repurchases. Please confirm that such cash will not include cash generated from selling additional Shares or from income expected to be received during the tender period.

Response:  The Registrant confirms that such cash will not include cash generated from selling additional Shares or from income expected to be received during the tender period.

Derivatives Risk

22.    Comment: For clarity, please group “Derivatives Risks,” “Futures Contracts Risks,” and “Exchange- Linked Instruments Risks” together.

Response:  The Registrant has revised the disclosure as requested.

LIBOR Risk

23.    Comment: Please review this disclosure in light of the Staff Statement on LIBOR Transition - Key Considerations for Market Participants (Dec. 12, 2021) and update the risk disclosure as appropriate, e.g., to include operational risks of service providers and market participants that may affect the Fund.

Response:  The Registrant has updated the risk disclosure as requested. Please see Appendix A to this letter.

Concentration Risk

24.    Comment: Please tailor the “Concentration Risk” to the Fund’s policy of concentrating its investments in securities of companies in the real estate industry.

Response:  The Registrant has revised the disclosure as requested.

Potential Conflicts of Interest Risk

25.    Comment: In the last sentence, please correct the cross reference to the SAI to be “Investment Management and Other Services - Conflicts of Interest.”

Response:  The Registrant has revised the disclosure as requested.

Limits of Risk Disclosure

26.    Comment: The disclosure under this heading refers to documents that will not be delivered with the prospectus and otherwise implies that the disclosure is incomplete. Please remove or revise the disclosure to avoid this implication.

Response:  The Registrant has revised the aforementioned section as follows:

The above discussions ~~and the discussions in the SAI~~ relating to various principal risks associated with the Fund, its investments and Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus~~, the SAI, and the Agreement and Declaration of Trust, and should consult the Investment Adviser’s ADV for additional information, as well as consult with their own advisers~~ before deciding whether to invest in the Fund. In addition, as the Fund’s investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

Management of the Fund

The Investment Adviser

27.    Comment: Please include appropriate disclosure that provides investors with a basis to assess the expertise and experience of the Investment Adviser with respect to foreign investments. See Guide 9 to Form N-2.

Response:  The Registrant has added the following disclosure: “The Portfolio Managers of the Investment Adviser have experience in assessing investment products wherever they are located and have made a number of investments in non-U.S. products both on behalf of the Investment Manager and at prior firms over the past fifteen years.”

Portfolio Managers

28.   Comment: Please disclose that the SAI provides additional information about the portfolio managers’ compensation, other accounts managed, and the portfolio managers’ ownership of Fund securities. See Item 9.1.c of Form N-2.

Response:  The Registrant has revised the disclosure as requested.

Fund Expenses

29.   Comment: If organizational expenses will be paid out of Fund assets, please so disclose, including how will they be amortized and over what period. See Item 9.1.f of Form N-2.

Response:  The Registrant notes that organizational expenses will be paid out of Fund assets which will be expensed as they are incurred. Accordingly, the following sentence has been added to aforementioned section:

Organizational expenses will be paid out of Fund assets which will be expensed as they are incurred.

Tender Offers/Offers to Repurchase

30.   Comment: Please revise this sentence “In certain circumstances, the Board may require a Shareholder to tender its Shares” to note that any such redemption will be conducted consistently with the requirements of rule 23c-2 under the Investment Company Act.

Response:  The Registrant has revised the aforementioned disclosure as follows:

In certain circumstances, the Board may require a Shareholder to tender its Shares. Any such redemption will be conducted consistent with the requirements of rule 23c-2 under the Investment Company Act.

Calculation of Net Asset Value

31.   Comment: Please revise the sentence beginning “To the extent that the Fund invests in private Investment Funds” on page 25 to reflect the Fund’s principal investment strategy, which includes such investments.

Response:  The Registrant has revised the disclosure as requested.

Taxation of the Fund

32.   Comment: The fifth paragraph on page 63 states that the Fund “expects to invest” in certain debt instruments, including OID securities. Please confirm that the Fund will not invest principally in OID securities. If the Fund intends to make such investments, please include appropriate disclosure in the principal investment strategy and risk sections. We may have further comments.

Response:  The Registrant does not expect to investment in OID securities. Accordingly, the OID disclosure has been removed.

SAI

33.   Comment: In “Control Positions” on page B-7, please describe the risks to the Fund if an Investment Fund incurred significant liabilities resulting from regulatory violations.

Response:  The Registrant has revised the last sentence of the aforementioned section as follows:

Violations of these regulatory requirements could subject the Investment Fund to significant liabilities, which could result in losses to the Fund.

Part C

34.   Comment: Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

Response:  The Registrant confirms that finalized agreements will be filed when they are available.

35.   Comment: We note that section 4.3 of the By-Laws states that broker non-votes will be counted as present for quorum purposes. Please advise us how this provision is consistent with NYSE Rule 452 with respect to shareholder meetings involving non-routine matters. Please confirm that the legal opinion (to be filed by amendment) will be consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:  The Registrant confirms that it will revise section 4.3, which relates to counting broker non-votes as present for quorum purposes as follows:

Section 4.3      Broker Non-Votes. Except as otherwise provided by law, at any meeting of Shareholders, the Trust will consider broker non-votes as present for purposes of determining whether a quorum is present at the meeting. Broker non-votes will not count as votes cast.

Additionally, the Registrant confirms that the legal opinion will be consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

36.   Comment: We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by the sole trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of trustees. See Section 6(a) of Securities Act.

Response:  The Registrant confirms that the Board of Trustees has been properly constituted and the pre-effective amendment to the registration statement will be signed by a majority of trustees.

* * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (626) 914-1360.

Sincerely,

/s/ JOY AUSILI
Joy Ausili

Cc:	Veena Jain, Faegre Drinker Biddle & Reath LLP

APPENDIX A

INVESTMENT STRATEGIES AND OVERVIEW OF INVESTMENT PROCESS (Comment 11)

The investment selection process is managed by the Investment Adviser’s Research Team, FT Alternative Investment Research, which maintains broad coverage of all of the Investment Adviser’s investment portfolios. This dedicated team of roughly a dozen professionals spends the vast majority of their time conducting investment due diligence and operational due diligence on prospective managers, as well as oversight for existing managers with which the Fund has capital invested. The initial diligence process is highly iterative and consists of several initial calls and meetings to better understand a manager’s pedigree, investment strategy, operating history, proprietary workflow, portfolio construction methodology, risk management philosophy, and broader business plan. Those initial calls and meetings ultimately culminate with an exhaustive onsite meeting with the key front office team members from an investment due diligence perspective, and mid/back-office resources from an operational due diligence perspective. Ultimately, if a manager makes it through each one of those iterations, it is presented to the Investment Adviser’s investment committee for formal approval. Approved managers will be considered for different products depending on their suitability for the portfolios of each product as well as their correlation to other managers that may already populate those portfolios. The goal for the Fund is to keep a well-diversified and balanced exposure across our subset of underlying managers that fit the Fund’s investment strategies and objectives, as well as the interval fund liquidity requirements.

The Investment Adviser allocates a portion of the Fund’s assets to the Sub-Adviser. The Sub-Adviser invests in the securities described above based upon its investment strategies. The Sub-Adviser has complete discretion to invest its portion of the Fund’s assets as it deems appropriate, based on its particular philosophy, style, strategies and views. While the Sub-Adviser is subject to the oversight of the Investment Adviser, the Investment Adviser does not attempt to coordinate or manage the day-to-day investments of the Sub-Adviser.

The Sub-Adviser seeks to invest in securities it considers to be undervalued and have relatively low volatility. The Sub-Adviser analyzes a variety of factors when selecting investments for the Fund, such as maturity, yield, ratings, collateral quality, credit support, structure and market conditions, and attempts to diversify risks that arise from position sizes, geography, ratings, duration, deal structure and collateral values. Asset allocations can change over time as the Sub-Adviser’s views on the global economy, interest rates, and capital market conditions change.

LIBOR Risk (Comment 23)

The terms of many investments, financings or other transactions to which the Fund or the Portfolio Investment Vehicles may be a party have been historically tied to the London Interbank Offered Rate, or “LIBOR.” LIBOR is the offered rate at which major international banks can obtain wholesale, unsecured funding, and LIBOR may be available for different durations (e.g., 1 month or 3 months) and for different currencies. LIBOR may be a significant factor in determining the Fund’s payment obligations under a derivative investment, the cost of financing to the Fund or an investment’s value or return to the Fund, and may be used in other ways that affect the Fund’s investment performance.

1

In July of 2017, the head of the UK Financial Conduct Authority (“FCA”) announced a desire to phase out the use of LIBOR by the end of 2021. The FCA and ICE Benchmark Administrator have since announced that most LIBOR settings will no longer be published after December 31, 2021 and a majority of U.S. dollar LIBOR settings will cease publication after June 30, 2023. It is possible that a subset of LIBOR settings will be published after these dates on a “synthetic” basis, but any such publications would be considered non-representative of the underlying market. The U.S. Federal Reserve, based on the recommendations of the New York Federal Reserve’s Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), has begun publishing Secured Overnight Financing Rate Data (“SOFR”) that is intended to replace U.S. dollar LIBOR. Proposals for alternative reference rates for other currencies have also been announced or have already begun publication. Markets are slowly developing in response to these new reference rates. Uncertainty related to the liquidity impact of the change in rates, and how to appropriately adjust these rates at the time of transition, poses risks for the Fund. The effect of any changes to, or discontinuation of, LIBOR on the Fund will depend on, among other things, (1) existing fallback or termination provisions in individual contracts, and (2) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new instruments and contracts. The expected discontinuation of LIBOR could have a significant impact on the financial markets in general and may also present heightened risk to market participants, including public companies, investment advisers, investment companies, and broker-dealers. The risks associated with this discontinuation and transition will be exacerbated if the work necessary to effect an orderly transition to an alternative reference rate is not completed in a timely manner. For example, current information technology systems may be unable to accommodate new instruments and rates with features that differ from LIBOR. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Fund until new reference rates and fallbacks for both legacy and new instruments and contracts are commercially accepted and market practices become settled.

The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the completion of the transition. All of the aforementioned may adversely affect the Fund’s performance or NAV.

2